Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 10, 2004

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-  Press Release of November 10, 2004 with fourth quarter and full year results just everywhere …

Press Release for the Business Press

November 10, 2004

Successful fiscal 2004

Fiscal 2004

•	Return to sales growth: up 7%

•	EBIT improved: EUR 65 million (EUR 6 million in previous year)

•	Earnings per share increased: 75 eurocents (10 eurocents in previous year)

Fourth quarter of 2004

•	Sales of EUR 344 million (up 8% year on year)

•	EBIT improved: EUR 19 million (minus EUR 11 million in previous year)

•	Earnings per share increased: 22 eurocents (minus 7 eurocents in previous year)

Fiscal 2004 (October 1, 2003, to September 30, 2004)

Fiscal 2004 was shaped by global economic recovery. Consequently, demand for components from all industries and regions was good on the whole. This led to higher capacity utilization by manufacturers of passive electronic components. As a result, prices for many EPCOS products stabilized as the year unfolded.

Against this background, new orders increased 11% year on year from EUR 1.25 billion to EUR 1.39 billion. Sales rose 7% year on year from EUR 1.27 billion to EUR 1.36 billion.

After returning to profitability in the previous year, EPCOS again managed to improve earnings significantly in fiscal 2004. Earnings before interest and tax (EBIT) thus rose by almost EUR 60 million from EUR 6 million to EUR 65 million.

“With savings of about EUR 150 million, our cost-cutting program COMPETE has made a major contribution to this success. We have thus cut our costs by almost half a billion euros over the past three years”, said President and CEO Gerhard Pegam at today’s press conference. “And we will pursue our many projects and activities to cut costs with undiminished intensity in the future as well.”

Net income totals EUR 49 million against the previous year’s EUR 7 million. Earnings per share amount to 75 eurocents against 10 eurocents in 2003.

At EUR 48 million against EUR 45 million in 2003, cash flow was again positive in the fiscal year just ended. This largely resulted from net income of EUR 49 million plus the fact that net capital expenditure of EUR 107 million was considerably lower than depreciation of EUR 155 million. Gearing (including pension liabilities) thus declined from 39% to 31%.

Sales by industries and regions

In fiscal 2004, EPCOS increased sales in almost all industries served. Sales remained at the previous year’s level in telecommunications only. Telecommunications’ share of sales fell from 31% to 28% as a result of persistent severe price erosion. The share of sales accounted for by consumer electronics rose from 13% to 15%, while distribution business increased its share from 10% to 13%. As well as industrial electronics, which accounted for 20% of sales against 21% in 2003, automotive electronics, with a constant share of 19%, consolidated its role as a further mainstay of business. The various industries served are contributing more and more evenly to total sales, and EPCOS became even less dependent on any particular industry during the period under review.

In Asia, EPCOS managed to increase sales by 20% in fiscal 2004. Asia’s share of total sales thus rose again, from 26% to 29%, which impressively underlines the dynamic growth of this economic region. The share of sales accounted for by Europe without Germany, on the other hand, declined from 35% to 32%. This reflects in particular the fact that customers kept relocating production from Europe to the Far East in 2004 as well. Germany’s share of sales, at 27%, remained at about the same high level (28%) of the previous year. In contrast with the share of sales, the volume of sales in Germany even rose by a further 4%. This trend reflects the strength of the German industrial and automotive electronics industries, two markets in which EPCOS is also well positioned. At 7%, NAFTA’s share of total sales remained unchanged. It must be taken into account here that many customers in this region too are continuing to relocate production to the Far East. In absolute terms, sales rose by 6% in NAFTA, thanks to the positive trend in automotive electronics business.

Personnel figures (compared year on year)

At September 30, 2004, EPCOS employed just under 15,600 people worldwide. The number of employees thus rose by 17% year on year from about 13,300. This increase took place almost exclusively in countries with low labor costs, with the main emphasis on Asia, especially China. Expansion of the workforce is explained first by rising production volumes and second by re-insourcing of some production from subcontractors back to EPCOS. Today, EPCOS employs 14% of its workforce in Germany, 29% in the rest of Europe, 11% in North and South America, and 46% in Asia.

Fourth quarter of 2004 (July 1 to September 30, 2004)

In the fourth quarter of 2004, new orders fell 8% year on year from EUR 328 million to EUR 303 million against EUR 331 million in the previous quarter. This decline can be attributed to inventory adjustments by components distributors and by manufacturers of mobile phones and consumer electronics products.

Sales in the fourth quarter of 2004 (EUR 348 million in the previous quarter) rose 8% year on year from EUR 317 million to EUR 344 million. Sales grew in all regions and industries except telecommunications, where the figure for the fourth quarter of the previous year was again reached.

EBIT increased year on year from a negative figure of EUR 11 million to EUR 19 million, the same positive figure as in the previous quarter.

Net income for the fourth quarter of 2004 thus amounted to EUR 15 million against EUR 14 million in the previous quarter and a negative figure of EUR 5 million in the same quarter of 2003. This corresponds to earnings per share of 22 eurocents versus 21 eurocents in the previous quarter and a negative figure of 7 eurocents in the same quarter of the previous year.

Business segments (fourth quarter of 2004 compared year on year)

In all four business segments, sales rose noticeably in the fourth quarter of 2004. EBIT also improved significantly in all segments.

In the Capacitors segment, sales rose 7% in the fourth quarter of 2004 from EUR 83 million to EUR 89 million. Business primarily picked up in aluminum electrolytic capacitors for automotive and industrial electronics. Film capacitors for consumer electronics also posted growth. In tantalum capacitors, on the other hand, sales declined despite rising volumes as a result of persistent severe price erosion in this sector.

Fourth-quarter EBIT in Capacitors was negative at EUR 3 million, corresponding to an improvement of more than EUR 4 million.

In the Ceramic Components segment, sales rose 5% in the fourth quarter of 2004 from EUR 91 million to EUR 95 million. The positive trend in sales included varistors (voltage-dependent resistors), which were mainly sold to distributors and to customers in industrial electronics. Business in sensors and sensor systems, which are used to measure the temperature of operating fluids in motor vehicles, for example, was even better. Piezo actuators for diesel injection systems likewise enjoyed vigorous growth, which is based on contracts to supply large volumes of piezo components that EPCOS signed with several customers in fiscal 2004.

In the fourth quarter of 2004, EBIT in Ceramic Components rose from EUR 4 million to EUR 8 million. This figure takes research grants of a good EUR 3 million into account.

In the Surface Acoustic Wave (SAW) Components segment, EPCOS increased sales 7% from EUR 103 million to EUR 110 million in the fourth quarter of 2004. This can be attributed in particular to the positive trend in business in radio-frequency modules for mobile phones. EPCOS posted the strongest sales growth in these products. Growth was also driven by filters for multimedia applications and automotive electronics. Filters for mobile phones reached about the same level as in the previous year.

In SAW Components, EBIT improved by EUR 14 million to EUR 13 million. In 2004, EPCOS consolidated its position as world market leader in this technology.

At 21%, the Ferrites and Inductors segment posted the highest sales growth of the fourth quarter of 2004, from EUR 40 million to EUR 49 million. Ferrites and inductors for industrial electronics and DSL technologies were in particular demand. Demand for inductive components for automotive electronics was likewise encouraging.

In the fourth quarter of 2004, EBIT in Ferrites and Inductors improved from a negative figure of EUR 7 million to a positive figure of EUR 1 million. This figures takes restructuring costs of just under EUR 3 million into account. Restructuring of the Ferrites Division will shortly be completed, and the plant in Bordeaux will be closed in early 2005.

Outlook

EPCOS assumes that worldwide economic growth will be sustained in 2005, but continue at a lower rate than in 2004, not least due to high oil prices.

In the components business, the inventory adjustments currently under way in some industries are expected to be completed in the first half of the year. The first quarter of 2005 is marked by a disappointing trend in Christmas business, so that sales and earnings should be below the first-quarter levels of the previous year. In the second half of the year, growth in sales and earnings will be driven more by new products in particular.

On the whole, EPCOS expects growth in sales and earnings in fiscal 2005.

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About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2004 (October 1, 2003, to September 30, 2004), EPCOS posted sales of EUR 1.36 billion. At September 30, 2004, the company employed about 15,600 people worldwide.

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N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2003.

Live transmission of conference call

On November 10, 2004, the Management Board of EPCOS will inform analysts and investors of business performance in the fourth quarter of fiscal 2004 at a conference call starting at 4 p.m., Central European Time, 10 a.m. US Eastern Standard Time. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speeches will be available for downloading from 5 p.m., Central European Time, 11 a.m. US Eastern Standard time.

Further dates

Results for the first quarter of fiscal 2005 will be published on February 3, 2005. The Annual General Meeting will be held on February 16, 2005, at the International Congress Center in Munich.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Key figures 4th Quarter and 12 Months ended Sep 30, 2004

	unaudited			unaudited
Orders received	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2004	%	2003	2004	%	2003
Capacitors	75	-3	77	356	8	330
Ceramic Components	85	6	80	381	10	347
SAW Components	100	-23	130	448	9	409
Ferrites and Inductors	43	6	41	202	23	164

EPCOS Group	303	-8	328	1387	11	1250

Net sales	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2004	%	2003	2004	%	2003
Capacitors	89	7	83	354	1	350
Ceramic Components	95	5	91	374	5	356
SAW Components	110	7	103	450	11	404
Ferrites and Inductors	49	21	40	184	14	162

EPCOS Group	344	8	317	1362	7	1272

EBIT	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2004	%	2003	2004	%	2003
Capacitors	-2.9		-7.4	-11.3		-10.8
Ceramic Components	7.6		4.2	19.4		15.9
SAW Components	13.5		-0.6	57.2		16.7
Ferrites and Inductors	0.9		-7.2	-0.4		-16.3

EPCOS Group	19.1		-11.0	64.9		5.5

EBIT, % of sales	Q4		Q4	12 Months ended		12 Months ended
	2004		2003	2004		2003
Capacitors	-3.3		-8.9	-3.2		-3.1
Ceramic Components	8.0		4.6	5.2		4.5
SAW Components	12.2		-0.6	12.7		4.1
Ferrites and Inductors	1.8		-17.9	-0.2		-10.1

EPCOS Group	5.6		-3.5	4.8		0.4

Capex	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2004	%	2003	2004	%	2003
Capacitors	14	175	5	26	40	19
Ceramic Components	9	1	9	31	18	26
SAW Components	18	17	15	42	12	37
Ferrites and Inductors	5	44	4	10	-18	12
Consolidation			1	3		4

EPCOS Group	46	36	34	111	13	98

Net income	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2004	%	2003	2004	%	2003
EPCOS Group	14.6		-4.8	49.2		6.7

(Annex to press release November 10, 2004)

Balance Sheet

euro in thousands

	Sep 30, 2004	Sep 30, 2003
	unaudited
Assets
Cash and cash equivalents	238,386	195,797
Accounts receivable, net	212,078	185,292
Inventories, net	240,996	205,123
Prepaid expenses and other current assets	47,540	38,884
Deferred income taxes	9,366	7,523

Total current assets	748,366	632,619

Property, plant and equipment, net	604,406	649,527
Intangible assets, net	34,195	39,940
Deferred income taxes	72,561	83,022
Other assets	26,684	23,922

Non-current assets	737,846	796,411

Total assets	1,486,212	1,429,030

Liabilities and Shareholders’ Equity
Accounts payable	159,941	132,887
Accrued expenses and other current liabilities	140,834	146,846
Short-term borrowings	103,001	96,728
Current portion of long-term debt	24,778	15,624
Deferred income taxes	5,847	12,236

Total current liabilities	434,401	404,321

Long-term debt, excluding current installments	192,745	215,003
Pension liabilities	126,567	118,437
Deferred income taxes	12,908	14,263
Other liabilities	39,322	37,635
Minority interest	705	695

Total liabilities	806,648	790,354

Shareholders’ Equity	679,564	638,676

Total liabilities and shareholders’ Equity	1,486,212	1,429,030

(Annex to press release November 10, 2004)

EPCOS Statement of income, 4th Quarter and 12 Months ended Sep 30, 2004 euro in thousands, except share and per share data

	unaudited		unaudited
	4th Quarter		12 Months ended
	Sep 30, 2004	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003
Total net sales	343,767	316,924	1,362,219	1,271,608
% Change vs. Previous year	8.5%	-2.9%	7.1%	-3.1%
Cost of goods sold	273,873	276,647	1,091,721	1,059,249

Gross profit	69,894	40,277	270,498	212,359

% of sales	20.3%	12.7%	19.9%	16.7%
Research and development expenses	20,459	16,164	74,569	69,423
Marketing and selling expenses	30,664	29,190	122,067	120,894
General and administrative expenses	3,356	2,790	14,822	14,029

Operating income	15,415	-7,867	59,040	8,013

Interest income (-expense), net	-1,169	-2,170	-5,880	-8,835
Other income, net	3,730	-3,086	5,911	-2,470

Income before income taxes and minority interest	17,976	-13,123	59,071	-3,292

Provision for income taxes	-3,295	8,380	-9,620	10,194
minority interest	-54	-22	-223	-158

Net income	14,627	-4,765	49,228	6,744

% of sales	4.3%	-1.5%	3.6%	0.5%
% Change vs. Previous year	—	—	—	—

Net income per share
basic	0.22	-0.07	0.75	0.10
Weighted average number of shares
basic	65,300,000	65,275,000	65,296,107	65,275,000

Net income per share
diluted	0.21	-0.07	0.71	0.10

Weighted average number of shares
diluted	71,800,000	65,275,000	71,870,493	65,275,000

Reconciliation of Net income to EBIT Net income	14,627	-4,765	49,228	6,744

Minority interest	-54	-22	-223	-158
Provision for income taxes	-3,295	8,380	-9,620	10,194

Income before income taxes and Minority interest	17,976	-13,123	59,071	-3,292

Interest income (-expense), net	-1,169	-2,170	-5,880	-8,835

EBIT	19,145	-10,953	64,951	5,543

(Annex to press release November 10, 2004)

Net Cash Flow, 12 Months ended Sep 30, 2004

euro in thousands

	unaudited
	12 Months ended
	Sep 30, 2004	Sep 30, 2003
Net income	49,228	6,744

Depreciation and amortization	155,299	157,270
Other adjustments	-3,745	-17,114
Change in net current assets	-45,316	-11,148

Net cash provided by operating activities	155,467	135,752

Net capital expenditures	-107,294	-80,435
Acquisitions	-616	-10,580

Net cash used in investing activities	-107,910	-91,015

Net cash flow	47,557	44,737

(Annex to press release November 10, 2004)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 10, 2004	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG